[Golden Capital Management Logo]

October 9, 2012

Mr. Stacey E. Hong
President, Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

     RE:     Contractual Waivers and Reimbursements

Dear Mr. Hong:

Golden Capital Management, LLC (the "Adviser") agrees to waive its investment advisory fee and/or reimburse expenses as necessary to ensure that total annual operating expenses (excluding taxes, interest, portfolio transaction expenses, acquired fund fees and expenses and extraordinary expenses) for the Golden Large Cap Core Fund and the Golden Small Cap Core Fund (each, a "Fund", together, the "Funds"), each a series of the Forum Funds (the "Trust"), do not exceed the levels listed below through the period from November 1, 2012 through October 31, 2013:

Golden Large Cap Core Fund - Institutional Shares	0.70%
Golden Large Cap Core Fund - Investor Shares	0.95%
Golden Small Cap Core Fund - Institutional Shares	1.10%
Golden Small Cap Core Fund - Investor Shares	1.35%

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Funds. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 30 days prior to the end of the then current term..

Very truly yours,

/s/ Greg W. Golden

Greg W. Golden
President and CEO

Five Resource Square • 10715 David Taylor Drive • Suite 400 • Charlotte, NC 28262 • Tel: 704.593.1144 / 800.593.4243 • Fax: 704.593.0240 • www.gcm1.com